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                             March 24, 2021

       Jeff Ransdell
       Chief Executive Officer
       Maquia Capital Acquisition Corporation
       50 Biscayne Boulevard, Suite 2406
       Miami, FL 33132

                                                        Re: Maquia Capital
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            File No. 333-253167
                                                            Filed March 23,
2021

       Dear Mr. Ransdell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed March 23, 2021

       General

   1.                                                   Please clarify
throughout the filing, including in the risk factors, that the public stockholders would not
be able to redeem their shares in the event of an extension from 12 to 18 months to
complete the business combination. Please also describe the sponsor loans in an event of an
extension under Related Party Transactions. Lastly, we note the disclosure on page 6
that $1.5 million of the extension loans may be convertible into units at $10 per unit.
However, the maximum loan amount, assuming both extensions and the overallotment, is $1.15
million. Please reconcile.
 Jeff Ransdell
Maquia Capital Acquisition Corporation
March 24, 2021
Page 2
Exhibit 23.1 - Independent registered public accounting firm's consent, page 1

2. We note the independent registered public accounting firm's consent refers to the
       Company's financial statements as of January 1, 2021. This date is not consistent with the date of the Company's balance sheet. Please have your auditor revise its consent to address the apparent discrepancy.
       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameJeff Ransdell
                                                    Division of Corporation
Finance
Comapany NameMaquia Capital Acquisition Corporation
                                                    Office of Real Estate &
Construction
March 24, 2021 Page 2
cc:       Sabrina He, Esq.
FirstName LastName